Exhibit 99.1

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OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is published pursuant to Rule 13.10B of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

As China Southern Airlines Company Limited has published an "Announcement in relation to the Proposed Issuance of Medium-term Notes of China Southern Airlines Company Limited" on Shanghai Stock Exchange, the full texts of the announcement are set out below for information purpose.

By order of the Board
China Southern Airlines Company Limited
Xie Bing and Liu Wei
Joint Company Secretaries

Guangzhou, the People’s Republic of China

14 August 2014

As at the date of this announcement, the Directors include Si Xian Min, Wang Quan Hua, Yuan Xin An and Yang Li Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang , Xu Jie Bo and Li Shao Bin as executive Directors; and Wei Jin Cai, Ning Xiang Dong, Liu Chang Le and Tan Jin Song as independent non-executive Directors.

Stock short name: China South Air	Stock Code: 600029	Notice No.: Lin 2014-021

Announcement in relation to the Proposed Issuance of Medium-term Notes of

China Southern Airlines Company Limited

The board (the “Board”) of directors (the “Directors”) of the Company and all of its members confirm that the contents of this announcement do not contain any misrepresentations, misleading statements or material omission, and jointly and severally accept full responsibilities for the truthfulness, accuracy and completeness of the information contained in this announcement.

According to the provisions of the Articles of Association of China Southern Airlines Company Limited (the “Company”), the Board passed the following resolution by means of written resolution on 14 August 2014:

To cope with the pressure on future financing, control the financing cost and reduce the foreign exchange risk, it is approved to make an application to the National Association of Financial Market Institutional Investors for the registration and issuance of medium-term notes in accordance with the relevant requirements under the Administrative Rules on Debt Financing Instruments of Non-financial Enterprises on the Inter-bank Bond Market of The People’s Bank of China ( the “Issuance of Medium-term Notes”).

The number of Directors supposed to be present was 12, of which 12 attended in person. The Directors approved the above resolution unanimously after consideration. The manner and procedures for considering the relevant resolution were in compliance with the provisions of the Company Law and the Articles of Association of the Company.

Details of the Issuance of Medium-term Notes are as follows:

I. Issuance Proposal

Size: The aggregate maximum principal amount of the proposed medium-term notes to be registered and issued shall be RMB5 billion.

Schedule: Upon the registration with the National Association of Financial Market Institutional Investors, the medium-term notes will be issued in one tranche or multiple tranches. The actual issuance size and number of tranches shall be determined according to the Company’s funding demand and the market condition at the time of the issuance, subject to the above-mentioned issuance size.

Term: The term of the medium-term notes will be determined with reference to the Company’s debt position and the market interest rate at the time of issuance.

Interest rate: The interest of the medium-term notes will be determined with reference to the market condition.

Underwriter: Bank of China and Industrial Bank will act as the lead underwriters for the Issuance of Medium-term Notes.

Target subscribers: Institutional investors in the inter-bank bond market of China (excluding those prohibited by laws and regulations of China).

Ways of issuance: Medium-term notes will be publicly issued by way of book-building and through a placing process in the inter-bank bond market.

Use of proceeds: The proceeds will be used for replenishing the Company’s working capital and optimizing the Company’s debt structure.

II. Authorization

The annual general meeting for the year 2013 of the Company held on 26 June 2014 approved the authorization given to the Board, generally and unconditionally, to determine the specific debt financing instruments and issuance plan, and to issue, in one or multiple tranche(s), debt financing instruments within the permissible size for debt issuance in accordance with the provisions of the applicable laws and regulations.

In accordance with the authorization granted by the general meeting, the Board approved to authorize the executive Directors or the general manager of the Finance Department to execute the relevant documents in relation to the Issuance of Medium-term Notes.

III. Approval procedure

The Issuance of Medium-term Notes has been approved by the Company’s general meeting which will be implemented upon the registration with the National Association of Financial Market Institutional Investors. The Company will disclose the Issuance of Medium-term Notes in due course in accordance with the requirements under relevant laws and regulations.

The Board of

China Southern Airlines Company Limited

14 August 2014